

02006243

SO 3/4/02



RECEIVED
MAR 01 2002
143

STATES
ANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 36850

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/00 AND ENDING 12/31/2001
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Government Certificates & Funds Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1390 South Dixie Hwy. #2119
(No. and Street)

Coral Gables (City) FL (State) 33146 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Maria Enriquez 305 665-9950
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gustavo Casado CPA
(Name – *if individual, state last, first, middle name*)

8000 SW 68 Ter. (Address) Miami (City) FL (State) 33143 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
P MAR 12 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

3/11/02

OATH OR AFFIRMATION

I, Maria Melendez-Enriquez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Government Certificates & Funds Corp., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

2/28/02

Signature

Executive Vice President

Title



NOTARY PUBLIC
STATE OF FLORIDA
Sheela Joseph
Commission # CC 770696
Expires OCT. 24, 2002
BONDED THRU
ATLANTIC BONDING CO., INC.

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

gustavo e. casado, certified public accountant
8000 southwest 68th terrace - miami, florida 33143
telephone 305-279-9487 - fax 305-595-0237 - casadog@openway.net

Independent Auditors' Report

Board of Directors
American Government Certificates & Funds Corporation

We have audited the accompanying balance sheets of American Government Certificates & Funds Corporation as of December 31, 2001 and 2000 and the related statements of income, changes in stockholder equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Government Certificates & Funds Corporation as of December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III, as of December 31, 2001, is presented for purposes of additional analysis and is not a required part of the basic financial statements but it is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Miami, Florida
February 27, 2002




CPA

The CPA. Never Underestimate The Value®

American Government Certificates & Funds Corporation

Auditors' Reports and Financial Statements
December 31, 2001 and 2000

American Government Certificates & Funds Corporation
Balance Sheets
December 31, 2001 and 2000

Assets

	2001	2000
Cash and cash equivalents	$ 168,810	$ 338,621
Securities owned at market	233,619	240,555
Accrued interest receivable	2,592	2,440
Loan and deposits	650	650
Office and computer equipment	2,227	1,294
	$ 407,898	$ 583,560

Liabilities & Stockholders' Equity

	2001	2000
Liabilities:		
Accrued expenses and other liabilities	$ 1,500	$ -
Stockholders' Equity:		
Common Stock, 40,000 shares $1.00 par value authorized, 15,000 shares issued and outstanding	15,000	15,000
Paid-In Capital	1,230,000	1,230,000
Accumulated Deficit	(838,602)	(661,440)
Total Stockholders' Equity	406,398	583,560
	$ 407,898	$ 583,560

See accompanying notes to financial statements.

American Government Certificates & Funds Corporation
Statements of Income
December 31, 2001 and 2000

	2001	2000
Revenues:		
Profit from municipal bond underwritings	$	3,451
Interest income	23,204	39,047
Financial advisory fees	-	40,500
Realized trade profits (losses)	-	(16,232)
Unrealized gains from securities owned	2,506	31,733
Other	1,876	2,519
Total revenues	27,586	101,018
Expenses:		
Commissions	-	20,000
Dues & subscriptions	1,440	4,719
Brokerage costs	1,179	24,318
Depreciation	500	3,000
Licenses & taxes	488	2,440
Office & computer expenses	1,261	5,985
Telephone and courier costs	3,471	4,881
Professional fees	6,372	3,956
Repairs & maintenance	-	360
Supplies & postage	-	729
Travel & entertainment	24,926	33,343
Occupancy expense	8,725	8,398
Insurance expense	7,866	8,384
Miscellaneous	3,520	1,607
Total expenses	59,748	122,120
Net income (loss)	$ (32,162)	$ (21,102)

See accompanying notes to financial statements.

American Government Certificates & Funds Corporation
Statements of Changes in Stockholders' Equity
December 31, 2001 and 2000

	Common Stock $ 1 par value	Paid-in Capital	Retained Earnings	Total
Balance at 12/31/1999	$ 15,000	$ 1,230,000	$ (73,555)	$ 1,171,445
Net Income			(21,102)	(21,102)
Dividends			(566,783)	(566,783)
Balance at 12/31/2000	15,000	1,230,000	(661,440)	583,560
Net Income			(32,162)	(32,162)
Dividends			(145,000)	(145,000)
Balance at 12/31/2001	$ 15,000	$ 1,230,000	$ (838,602)	$ 406,398

See accompanying notes to financial statements.

American Government Certificates & Funds Corporation
Statement of Cash Flows
December 31, 2001 and 2000

	2001	2000
Cash flows from operating activities:		
Net Income (Loss)	$ (32,162)	$ (21,102)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Depreciation	500	3,000
Changes in assets and liabilities:		
Cash and securities segregated under federal and other regulations	-	417,094
Securities inventory	6,936	430,713
Accounts receivable	-	34,196
Accrued interest receivable	(152)	5,649
Prepaid expenses	-	4,158
Accrued expenses and other liabilities	1,500	(27,016)
Net cash provided by operating activities	(23,378)	846,692
Cash flows from investing activities:		
Purchases of office & computer equipment	(1,433)	(533)
Net cash used in financing activities	(1,433)	(533)
Cash flows from financing activities:		
Cash dividends	(145,000)	(566,783)
Net cash used in financing activities	(146,433)	(567,316)
Net increase (decrease) in cash and cash equivalents	(169,811)	279,376
Beginning cash and cash equivalents	338,621	59,245
Ending cash and cash equivalents	$ 168,810	$ 338,621

See accompanying notes to financial statements.

American Government Certificates & Funds Corporation
Notes to Financial Statements
December 31, 2001 and 2000

(1) Summary of Significant Accounting Policies

(a) Organization
The Company, a Florida Corporation, is a registered U.S. securities broker/dealer. The Company acting as principal , sells Government National Mortgage Association certificates (GNMA's), foreign, municipal,and corporate bonds, and GNMA-backed mutual funds.

(b) Revenue Recognition
Funds accepted by the Company from customers towards the sale of securities are segregated in separate bank accounts so designated until the settlement date of the transaction, at which time the sale is recorded. Underwriting fees are recognized at the time the underwriting is completed and income is reasonably determinable. Financial advisory fees are recognized as the related services are rendered in accordance with the underlying agreements.

(c) Securities Owned
Securities owned are valued at market with the resulting net unrealized gains or losses reflected in earnings.

(d) Office and Computer Equipment
Office and computer equipment are stated at cost. The related depreciation is calculated using the straight line method over the estimated useful lives of the assets.

(e) Income Taxes
The Company has elected with the consent of the shareholders, S Corporation status with the Internal Revenue Service. Income of the Company is required to be reported by the shareholders on their individual personal income tax returns.

(f) Statement of Cash Flows
For purpose of statement of cash flows, the Company considers all highly liquid investments with original maturities of one month or less to be cash equivalents.

(g) Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting Standards requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ form those estimates.

American Government Certificates & Funds Corporation
Notes to Financial Statements
December 31, 2001 and 2000

(2) Securities Owned

Securities owned at December 31, consisted of the following:

	2001	2000
GNMA certificates	$ 1,390	$ 2,715
FNMA certificates	-	7,873
Brazil Bonds, due 5/15/2024	14,512	15,756
Municipal Bonds (various)	217,577	214,080
Other	140	131
	$ 233,619	$ 240,555

(3) Net Capital

As a registered broker and dealer in securities, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. Under the computation provided by the Uniform Net Capital Rule, the Company is required to maintain "net capital" equal to the greater of $250,000 or 6 2/3% of "aggregate indebteness" as those terms are defined in the Rule. At December 31, 2001 and 2000, the Company had a net capital requirement of $250,000 and net capital of $384,072 and $562,893 respectively.

At December 31, 2001 and 2000, there were no liabilities subordinated to claims of general creditors.

Schedule I

American Government Certificates & Funds Corporation
Computation of Net Capital under Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2001

Net Capital

Total ownership equity	$	406,398
Deduct ownership equity not allowable for net capital		-
Total ownership equity qualified for net capital		406,398
Liabilities subordinate to claims of general creditors allowable in computation of net capital		-
Total capital and allowable subordinated liabilities		406,398
Deductions and/or charges:		
Total non-allowable assets from statement of financial condition		2,877
Net capital before haircuts on securities positions		403,521
Haircuts on securities (computed where applicable, pursuant to Rule 15c3-1 (f) 1)		19,449
Net Capital	$	384,072
Aggregate indebtedness:		
Items included in Statement of Financial Condition:		
Customer deposits	$	0
		0
Less: adjustment based on special reserve bank accounts		
Total aggregate indebtedness		0
Computation of Basic Net Capital Requirement		
Minimum net capital requirement		0
Minimum dollar net capital required of reporting broker or dealer		250,000
Net capital requirement (greater or above)	$	250,000
Excess of net capital	$	134,072

There were no differences between this computation of net capital and the corresponding computation included in its unaudited Part II Focus Report filing as of same date, which differences are considered to be material.

Schedule I (a)

American Government Certificates & Funds Corporation
Schedule of Non-allowable Assets
used in Computation of Net Capital
December 31, 2001

Loan and deposits	$	650
Furniture & equipment, net		2,227
Total non-allowable assets	$	2,877

Schedule II

American Government Certificates & Funds Corporation
Computation of Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2001

Credit balance:	
Free credit balances and other credit balances in customer's security accounts	
Monies borrowed collaterized by securities carried accounts of customers	
Monies payable against customers' securities loaned	
Customers' securities failed to receive	
Credit balances in firm accounts which are attributable to principal sales to customers	
Market value of stock dividends, stock splits, and similar distributions receivable outstanding over 30 calendar days	
Market value of short security count differences over 30 calendar days old	
Market value of short securities and credits (not to be offset by "longs" or by debits) in all suspense accounts over 30 calendar days	
Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by transfer agent or the issuer during the 40 days	
Total credit items	$ -
Debit balances:	
Debit balances in customer' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to rule 15c3-3	
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' failed to deliver	
Failed to deliver of customer's securities not older than 30 calendar days (including debit balances in continuous net settlement accounts)	
Other	
Total debit items	$ -

American Government Certificates & Funds Corporation
Computation of Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2001

Reserve computation:

Excess of total credits over total debits	$	-
Amount held in deposit in "Reserve Bank Accounts" at end of reporting period	$	-

There were no differences between this computation and the corresponding computation included in its unaudited Part II Focus Report filing as of the same date, which differences are considered to be material.

Frequency of computation: Weekly XXX

Schedule III

American Government Certificates & Funds Corporation
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2001

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or to reduce to possession and control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under rule (15c3-3.

A. Number of items	0
	==

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under rule 15c3-3.

A. Number of items	0
	==

gustavo e. casado, certified public accountant
8000 southwest 68th terrace - miami, florida 33143
telephone 305-279-9487 - fax 305-595-0237 - casadog@openway.net

Independent Auditors' Report on Internal Control

Board of Directors
American Government Certificates & Funds Corporation

In planning and performing our audits of the financial statements of American Government Certificates & Funds Corporation for the year ended December 31, 2001 and 2000, considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5 (g) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by American Government Certificates & Funds Corporation that we considered relevant to the objectives stated in rule 17a-5 (g); (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3 (a) (11) and the reserve required by rule 15c3-3 (e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; (3) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining the internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

This report is intended solely for the use of the Directors and management of American Government Certificates & Funds Corporation, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and is not intended to be and should not be used by anyone other than these specified parties.

Miami, Florida
February 27, 2002